UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 10)

Coty Inc.

(Name of Subject Company (Issuer))

Cottage Holdco B.V.

(Name of Filing Persons (Offeror))

JAB Cosmetics B.V.

JAB Holdings B.V.

Agnaten SE

Lucresca SE

(Names of Filing Persons (Other Persons))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

222070203

(CUSIP Number of Class of Securities)

Joachim Creus

Cottage Holdco B.V.

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

+31 20 406 10 01

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Paul T. Schnell, Esq.

Sean C. Doyle, Esq.

Maxim O. Mayer-Cesiano, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,747,500,000	$211,797.00

(1)	Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying (x) 150,000,000 shares of Coty Inc. Class A Common Stock by (y) the tender offer price of $11.65 per share.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $211,797.00	Filing Party: Cottage Holdco B.V.
Form or Registration No.: Schedule TO	Date Filed: February 13, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 10 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 13, 2019 (together with any subsequent amendments or supplements thereto, the “Schedule TO”) relating to the offer by Cottage Holdco B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Purchaser”) and a wholly-owned subsidiary of JAB Cosmetics B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Parent”), to purchase up to 150,000,000 of the outstanding shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock” or the “Shares”), of Coty Inc., a Delaware corporation (the “Company”), at a price of $11.65 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 13, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(i), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(ii), which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The following is hereby added as a new section in the Offer to Purchase following the section titled “THE OFFER—Section 18. Miscellaneous”:

THE OFFER—Section 19. Expiration of the Offer

The Offer and withdrawal rights expired at 5:00 p.m., New York City time, on April 26, 2019. All conditions having been satisfied or waived as of expiration of the Offer, Purchaser intends to, pending final proration as described further herein, accept for payment 150,000,000 Shares validly tendered pursuant to the Offer and not properly withdrawn or otherwise delivered pursuant to a Notice of Guaranteed Delivery. Based on the preliminary tabulation by the Depositary, a total of 216,929,200 Shares were validly tendered pursuant to the Offer and not properly withdrawn (excluding all Shares tendered by Notice of Guaranteed Delivery for which certificates have not yet been delivered). In addition, the Depositary has advised that Notices of Guaranteed Delivery have been delivered for 144,164,361 Shares.

Because the Offer was oversubscribed, the number of Shares that Purchaser will purchase from each tendering stockholder will be prorated to limit Purchaser’s aggregate purchase to 150,000,000 Shares. Based on the preliminary information provided by the Depositary, and including all Shares tendered by Notice of Guaranteed Delivery, we estimate that the proration factor for the Offer will be approximately 41.54%.

The proration factor is preliminary and subject to confirmation by the Depositary of the proper delivery of Shares tendered (including by Notice of Guaranteed Delivery). The final results of the Offer, including the final proration factor, will be announced following the expiration of the guaranteed delivery period and completion of the confirmation process.

Payment for Shares accepted for purchase by Purchaser will be made promptly in accordance with the terms of the Offer following determination of the final proration factor and taking into account adjustments to avoid purchases of fractional Shares. All Shares tendered in the Offer but not accepted for purchase will be returned to the tendering stockholders.

The full text of the press release issued by Parent announcing the preliminary results of the Offer is attached hereto as Exhibit (a)(5)(vii) and is incorporated by reference herein.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(vii)	Press Release issued by Parent on April 29, 2019

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2019

COTTAGE HOLDCO B.V.
JAB Cosmetics B.V.
JAB Holdings B.V.

By:	/s/ Joachim Creus
Joachim Creus
Authorized Representative

By:	/s/ Markus Hopmann
Markus Hopmann
Authorized Representative

Lucresca SE
Agnaten SE

By:	/s/ Joachim Creus
Joachim Creus
Authorized Representative

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated February 13, 2019*

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Summary Newspaper Advertisement as published in The New York Times on February 13, 2019*

(a)(5)(i)	Letter to the Board of the Company, dated February 12, 2019*

(a)(5)(ii)	Press Release issued by Parent on February 12, 2019*

(a)(5)(iii)	Press Release issued by Parent on April 1, 2019*

(a)(5)(iv)	Press Release issued by Parent on April 16, 2019*

(a)(5)(v)	Press Release issued by Parent on April 19, 2019*

(a)(5)(vi)	Press Release issued by Parent on April 25, 2019*

(a)(5)(vii)	Press Release issued by Parent on April 29, 2019

(b)(1)	Commitment Letter, dated as of February 11, 2019, by and among BNP Paribas, HSBC Bank plc, UniCredit Bank AG and Cottage Holdco B.V.*

(b)(2)	Amended and Restated Commitment Letter, dated as of March 11, 2019, by and among BNP Paribas, HSBC Bank plc, UniCredit Bank AG, Banco Santander S.A. Paris Branch, ING Bank, a branch of ING-DiBa AG, Skandinaviska Enskilda Banken AB (publ) Frankfurt Branch, Credit Agricole Commercial and Investment Bank and Cottage Holdco B.V.*

(d)(1)	Stockholders Agreement, dated as of March 17, 2019, by and among JAB Holdings B.V., JAB Cosmetics B.V., Cottage Holdco B.V. and Coty Inc. (incorporated by reference to Exhibit (e)(17) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Coty Inc. on March 18, 2019)*

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.